Exhibit (a)(5)(ii)

Wendy’s International, Inc. to Commence Modified “Dutch Auction” Tender Offer to Purchase up to 22.2 million Shares in Price Range of $33.00 to $36.00 per Share

DUBLIN, Ohio (October 17, 2006) – Wendy’s International, Inc. (NYSE: WEN) today announced that it will commence beginning October 18, 2006, a modified “Dutch Auction” tender offer to purchase shares of its common stock in a price range of $33.00 to $36.00 per share. The Company had previously announced on October 12, 2006, its intent to conduct the tender offer.

In the tender offer, Wendy’s is offering to repurchase up to 22.2 million shares at a price per share of not less than $33.00 and not more than $36.00, for a maximum aggregate repurchase price of $800 million. The high end of the range represents a premium of 6.8% relative to Wendy’s closing price of $33.72 on October 11, 2006, the day immediately prior to the Company’s announcement of its intent to pursue the tender offer. The shares sought represent approximately 19% of the Company’s shares outstanding as of October 12, 2006. The tender offer will commence October 18, 2006, and will expire, unless extended by Wendy’s, at 5 p.m., Eastern Time, on November 16, 2006.

“We believe this tender offer is a wise use of the Company’s financial resources and will also provide increased liquidity to shareholders,” said interim Chief Executive Officer and President Kerrii Anderson. “The offer is consistent with the commitment we’ve made to shareholders to return cash generated from our strategic value creation initiatives.”

A modified “Dutch Auction” will allow shareholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to 22,222,222 shares, or such lesser number of shares as are properly tendered. The Company also reserves the right in the tender offer to purchase up to an additional 2% of its shares outstanding. Tender offer materials will be distributed to shareholders and filed with the Securities and Exchange Commission later this week.

As announced previously, the Company intends to purchase the shares tendered in this offer using existing cash on its balance sheet. As part of a favorable IRS tax ruling on the tax-free spin off of Tim Hortons, Wendy’s has received permission from the IRS to repurchase up to 30% of its shares outstanding over the next 18 to 24 months.

J.P. Morgan Securities Inc. will serve as the lead dealer manager for the tender offer and Goldman, Sachs & Co. will serve as the co-dealer manager. Georgeson Inc. will serve as information agent and American Stock Transfer and Trust Company will serve as the depositary in the tender offer.

Safe Harbor statement

Certain information in this news release, particularly information regarding future economic performance and finances, and plans, expectations and objectives of management, is forward looking. Factors set forth in our Safe Harbor under the Private Securities Litigation Reform Act of 1995, in addition to other possible factors not listed, could affect the Company’s actual results and cause such results to differ materially from those expressed in forward-looking statements. Please review the Company’s Safe Harbor statement at http://www.wendys-invest.com/safeharbor.

Wendy’s International, Inc. overview

Wendy’s International, Inc. is one of the world’s most successful restaurant operating and franchising companies, with more than 6,300 Wendy’s Old Fashioned Hamburgers restaurants in North America and more than 300 international Wendy’s restaurants. More information about the Company is available at www.wendys-invest.com.

Tender offer statement

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which are expected to be mailed to shareholders promptly following commencement of the offer. Shareholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Shareholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, shareholders also may obtain a copy of these documents, free of charge, from the Company’s information agent to be appointed in connection with the offer.

CONTACTS:

John Barker: (614) 764-3044 or john_barker@wendys.com

David Poplar (614) 764-3547 or david_poplar@wendys.com